Exhibit 99.2

BEAMR IMAGING LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

BEAMR IMAGING LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share amounts)

	As of June 30,	As of December 31,
	2026	2025
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$7,736	$3,985
Short-term bank deposit	-	7,500
Trade receivables	100	266
Other current assets	307	280
Total current assets	8,143	12,031

Non-current assets:
Property and equipment, net	45	48
Intangible assets, net	164	269
Goodwill	4,379	4,379
Total non-current assets	4,588	4,696

Total assets	$12,731	$16,727

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Account payables	177	120
Deferred revenues	4	9
Other current liabilities	827	786
Total current liabilities	1,008	915

Non-current liabilities:
Derivative warrant liability	50	50
Total non-current liabilities	50	50

Commitments and contingent liabilities

Shareholders’ equity:
Ordinary Shares of NIS 0.05 par value each:
Authorized: 222,000,000 shares at June 30, 2026 and December 31, 2025; Issued and outstanding: 15,529,854 and 15,529,854 shares at June 30, 2026 and December 31, 2025, respectively	213	213
Additional paid-in capital	56,908	56,593
Accumulated deficit	(45,448)	(41,044)
Total shareholders’ equity	11,673	15,762

Total liabilities and shareholders’ equity	$12,731	$16,727

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share amounts)

	Six-month period ended June 30,
	2026	2025
	Unaudited

Revenues	$884	$1,068
Cost of revenues	(140)	(151)
Gross profit	744	917

Research and development expenses	(2,633)	(2,043)
Sales and marketing expenses	(1,463)	(1,061)
General and administrative expenses	(1,087)	(1,231)

Operating loss	(4,439)	(3,418)

Financing income (expenses), net	45	244

Loss before taxes on income	(4,394)	(3,174)

Taxes on income	(10)	(11)

Net loss and comprehensive loss for the period	$(4,404)	$(3,185)

Basic and diluted net loss per share	$(0.28)	$(0.21)
Weighted average number of Ordinary Shares outstanding used in computing basic net loss per share	15,529,854	15,520,204

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	Equity

Balance as of December 31, 2024 (Audited)	15,518,794	$213	$55,889	$(35,024)	$21,078

Share-based compensation	-	-	327	-	327

Exercise of options into ordinary shares	11,060	*	20	-	20

Net loss	-	-	-	(3,185)	(3,185)

Balance as of June 30, 2025 (unaudited)	15,529,854	$213	$56,236	$(38,209)	$18,240

(*)	Representing an amount lower than $1.

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	Equity

Balance as of December 31, 2025 (Audited)	15,529,854	$213	$56,593	$(41,044)	$15,762

Share-based compensation (Note 3)	-	-	315	-	315

Net loss	-	-	-	(4,404)	(4,404)

Balance as of June 30, 2026 (unaudited)	15,529,854	$213	$56,908	$(45,448)	$11,673

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six-month period ended June 30,
	2026	2025
	Unaudited
Cash flows from operating activities:
Net loss	$(4,404)	$(3,185)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	118	119
Share-based compensation (Note 3)	315	327
Amortization of discount on straight loan received from commercial bank	-	12
Exchange rate differences on straight loan received from commercial bank	-	18
Decrease (increase) in trade receivables	166	283
Decrease (increase) in other current assets	(27)	(228)
Increase (decrease) in accounts payable	57	4
Increase (decrease) in deferred revenues	(5)	(14)
Increase (decrease) in other current liabilities	41	192
Net cash used in operating activities	(3,739)	(2,472)

Cash flows from investing activities:
Investment in short-term bank deposit	7,500	(7,600)
Purchase of property and equipment	(10)	(9)
Net cash used in investing activities	7,490	(7,609)

Cash flows from financing activities:
Repayment of principal relating to straight loan received from commercial bank	-	(129)
Proceeds received from exercise of options into shares (Note 3)	-	20
Net cash provided by (used in) financing activities	-	(109)

Change in cash, cash equivalents	3,751	(10,190)
Cash, cash equivalents at beginning of period	3,985	16,483
Cash, cash equivalents at end of period	$7,736	$6,293

Supplemental disclosure of cash flow information:
Interest paid	$-	$17
Interest received	$260	$206
Taxes paid	$15	$26

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 - GENERAL

A.	Operations

Beamr Imaging Ltd. (the “Company” or “Beamr”) was incorporated in October 2009 under the laws of the State of Israel and it engages mainly in the development of technology for encoding, compressing and optimizing images and videos, while preserving quality and enabling AI-powered enhancements. Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. In June 2025, the Company launched a GPU-Accelerated video compression solution for autonomous vehicles.

The Company’s ordinary shares, par value NIS 0.05 per share (the “Ordinary Shares”), began trading on the Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “BMR” on February 28, 2023 in connection with its initial public offering transaction (“U.S. IPO”).

Foreign operations

1.	Beamr Inc.

In 2012, the Company incorporated a wholly-owned U.S. subsidiary, Beamr Inc. (“Beamr Inc.”), for the purpose of reselling the Company’s software and products in the U.S. and Canadian markets.

2.	Beamr Imaging RU LLC

In 2016, the Company incorporated a wholly-owned Russian limited partnership, Beamr Imaging RU LLC (“Beamr Imaging RU”), for the purpose of conducting research and development services to the Company.

The Company and its subsidiaries, Beamr Inc. and Beamr Imaging RU, are collectively referred to as the “Group”.

B.	Liquidity and capital resources

The Company has devoted substantially all of its efforts to research and development, the commercialization of its software and products and raising capital for such purposes. The development and further commercialization of the Company’s software and products are expected to require substantial further expenditures. To date, the Company has not yet generated sufficient revenues from operations to support its activities, and therefore it is dependent upon external sources for financing its operations. During the period of six months ended June 30, 2026, the Company had net losses of $4,404. As of June 30, 2026, the Company had an accumulated deficit of $45,448. In addition, as of June 30, 2026, the Company has positive working capital of $7,135.

Management plans to finance its operations through sales of the Company’s equity securities and through revenues generated from the sales of its software products. In addition, the Company is continuing to collaborate with a strategic partner in development of the Company’s next generation solutions of video optimization technology, which, upon completion, would potentially allow the Company to access new customers and new markets.

Management has considered the significance of such conditions in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that it has sufficient cash to fund its planned operations for at least the next 12 months.

C.	The impact of the Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine. The Company has an operation in Russia through its wholly-owned subsidiary, Beamr Imaging RU. The Company undertakes a portion of its software development in Russia using personnel located there. While some of the Company’s developers are located in Russia, its research and development leadership are all located in Israel. The Company has no manufacturing operations and does not sell any products in Russia. The Company constantly evaluates its activities in Russia and currently believes there was no significant impact on its activities. As of the approval date of these financial statements, the number of employees located in Russia has decreased as a result of employee relocations to other Company locations and normal workforce changes, and the Company continues to believe there has been no significant impact on its business or operations.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 1 - GENERAL (cont.)

D.	The impact of launched Operation “Lion’s Roar”

On February 28, 2026, the state of Israel launched Operation “Lion’s Roar,” which involved a joint Israeli-U.S. attack against government and military targets in Iran. In response, Iran fired missiles and drones at Israel and other countries in the region. Following such developments, the terrorist organization Hezbollah opened fire on the State of Israel, which in response expanded the front lines of combat along its northern border. On April 8, 2026, a temporary ceasefire was established between the United States and Iran, and the parties began negotiations to formulate a permanent agreement. Subsequently, on April 13, 2026, a ceasefire was also declared on the northern border, and the State of Israel began negotiations with the State of Lebanon. Although the United States and Iran have announced ceasefire and de-escalation arrangements from time to time, including a memorandum of understanding entered into on June 17, 2026 that contemplates the termination of military operations on multiple fronts, hostilities have resumed and may continue or escalate. As of the date of these interim financial statements, conflict continues in parts of the region and management regularly monitors developments and acts in accordance with the guidelines of the various authorities. As of the approval date of these interim financial statements, the Company believes there is no significant impact on its activities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements and related notes should be read in conjunction with the Company’s consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the SEC on February 26, 2026. The unaudited condensed interim consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. As permitted under those rules, certain information and footnote disclosures normally required or included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the period of six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for any other interim period or for any future period.

B.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these interim financial statements, the most significant estimates and assumptions include (i) revenue recognition; and (ii) recoverability of the Company’s goodwill.

C.	Principles of Consolidation

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances have been eliminated upon consolidation.

D.	Cash and cash equivalents

Cash is short-term highly liquid investments which include short-term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use and that are readily convertible to cash with maturities of three months or less as of the date acquired.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Short-term bank deposit

A Short-term bank deposit represents a deposit with a banking institution for a period in excess of three months but less than one year following the date of deposit. The deposit is presented in accordance with the deposit terms.

F.	Basic and diluted net loss per ordinary share

Basic net loss per Ordinary Share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the year using the treasury stock method with respect to shares with preferences over Ordinary Shares, options and certain warrants and using the if-converted method with respect to convertible advance investments and certain warrants accounted for as derivative liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of options or warrants.

During the six month periods ended June 30, 2026 and 2025, the total weighted average number of potential Ordinary Shares related share options and share warrants that were excluded from the calculation of the diluted loss per share was 1,711,163 and 1,604,792 , respectively.

NOTE 3 - SHARE OPTIONS

On January 11, 2015, the Company’s Board of Directors approved and adopted the 2015 Share Incentive Plan (the “2015 Plan”), pursuant to which the Company’s Board of Directors may award options to purchase the Company’s Ordinary Shares as well as restricted shares and other share-based awards to designated participants.

On May 6, 2026, the Company’s Board of Directors approved and adopted the 2026 Share Incentive Plan (the “2026 Plan” and together with the 2015 Plan, the “Plans”), pursuant to which the Company’s Board of Directors may award options to purchase the Company’s Ordinary Shares as well as restricted shares, restricted share units and other share-based awards to designated participants. Under the 2026 Plan, it was approved to increase the number of Ordinary Shares, by an additional 270,000 Ordinary Shares.

The Plans permit the grant of up to 3,069,280 Ordinary Shares, subject to adjustments set in the Plans. As of June 30, 2026, considering the effect of previously exercised share options, there were 1,058,186 Ordinary Shares available for future issuance under the 2026 Plan.

The following table presents the Company’s share option activity for employees and members of the Board of Directors of the Company under the Plan for the six month periods ended June 30, 2026 and 2025:

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2025	1,491,776	2.91	6.83	68
Granted	128,400	1.73	-	-
Exercised	-	-	-	-
Cancelled	(62,380)	-	-	-
Outstanding as of June 30, 2026 (unaudited)	1,557,796	2.74	6.77	46.2
Exercisable as of June 30, 2026 (unaudited)	977,392	2.46	5.69	46.2

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 3 - SHARE OPTIONS (cont.)

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2024	1,345,036	2.95	7.17	2,677
Granted	161,000	2.87	-	-
Exercised	(11,060)	1.77	-	-
Cancelled	(53,200)	3.25	-	-
Outstanding as of June 30, 2025 (unaudited)	1,441,776	2.94	7.14	1,125
Exercisable as of June 30, 2025 (unaudited)	689,274	2.20	4.98	860

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the estimated fair value of the Company’s Ordinary Shares on the last day of the applicable interim reporting periods and the exercise price, multiplied by the number of in-the-money share options) that would have been received by the share option holders had all option holders exercised their share options on June 30 of each of the applicable reporting periods. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Share.

The outstanding share options as of June 30, 2026 have been separated into ranges of exercise prices, as follows:

Exercise price	Share options outstanding as of June 30, 2026	Weighted average remaining contractual term	Share options exercisable as of June 30, 2026	Weighted average remaining contractual term
	Unaudited
		(years)		(years)

-	17,680	0.70	17,680	0.70
1.14	82,580	0.98	82,580	0.98
1.48	50,000	7.21	34,375	7.21
1.65	80,000	9.67	6,672	9.67
1.74	12,800	6.80	9,600	6.80
1.83	552,334	5.24	517,674	5.16
1.84	18,400	9.90	-	-
1.88	30,000	9.91	-	-
1.94	8,800	9.47	-	-
2.30	10,400	8.82	2,600	8.82
2.40	10,000	8.82	2,500	8.82
2.43	8,800	8.75	2,750	8.75
2.87	39,800	9.22	2,850	9.22
2.97	92,000	8.47	32,475	8.46
2.98	99,400	8.99	24,848	8.99
3.14	5,000	9.05	936	9.05
3.20	5,002	5.15	5,002	5.15
3.59	28,800	8.24	12,600	8.24
4.00	76,000	6.68	76,000	6.68
4.96	300,000	8.07	131,250	8.07
5.02	30,000	7.99	15,000	7.99
	1,557,796		977,392

The weighted average grant date fair value of share options granted during the six month periods ended June 30, 2026 and 2025, was $1.11 and $1.83 per share option, respectively. During the period of six months ended June 30, 2026 and 2025, 0 and 11,060 share options were exercised for a total amount $0 and $20 respectively.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 3 - SHARE OPTIONS (cont.)

The following table presents the assumptions used to estimate the fair values of the share options granted in the reported periods presented:

Six-month period ended June 30,
	2026	2025

Volatility (%)	63.47%-64.14%	60.51%-61.52%
Risk-free interest rate (%)	4.2%-4.3%	3.9%-4.5%
Dividend yield (%)	-	-
Expected life (years)	6.25	6.25
Exercise price ($)	1.65-1.88	2.30-4.00
Share price ($)	1.65-1.97	2.40-4.00

As of June 30, 2026, there was $1,137 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense over the requisite service periods, which results in a weighted average period of approximately 1.22 years over which the unrecognized compensation expense is expected to be recognized.

The total compensation cost related to all of the Company’s equity-based awards recognized in profit and loss during the six month periods ended June 30, 2026 and 2025 was comprised as follows:

	Six-month period ended June 30,
	2026	2025
	Unaudited

Research and development	$128	$137
Sales and marketing	132	13
General and administrative	55	177
	$315	$327

NOTE 4 - FINANCING EXPENSES (INCOME), NET

	Six-month period ended June 30,
	2026	2025
	Unaudited

Amortization of discount and accrued interest relating to straight loan received from commercial bank	-	30
Interest Income on bank deposits	(113)	(296)
Exchange rate differences and other finance expenses	68	22
	$(45)	$(244)